UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. POLICY FOR RELATED-PARTY TRANSACTIONS

1.  Purpose and application

1.1. The purpose of this Policy for Related-Party Transactions (“Policy”) is to provide the rules and procedures to be observed by Banco Santander (Brasil) S.A. (the “Bank”) and its controlled companies in transactions with related parties, including, without limitation, credit transactions, in order to ensure transparency and equal terms in transactions, as well as strict compliance with applicable laws and regulations, particularly the Technical Pronouncement CPC No. 5 (“Technical Pronouncement”) issued by the Accounting Pronouncements Committee and approved by the Brazilian Securities and Exchange Commission (“CVM”), by means of Resolution CVM No. 642, of October 7, 2010, CVM Ruling No. 480, of December 7, 2009, as amended, and Resolution No. 4,693, of October 29, 2018.

1.2. This Policy applies to all collaborators and administrators of the Bank and of its controlled companies.

1.3. With respect to credit transactions approved, this Policy applies to all institutions of the Bank’s financial conglomerate that are multiservice banks, commercial banks, investment banks, exchange banks, credit, financing and investment companies, leasing companies, real estate financing companies (“Santander Financial Institutions”), as well as its respective collaborators and administrators.

2. Alignment of the Policy with the Brazilian Corporate Law

2.1. This Policy is aligned with the provisions in Law No. 6404 of December 15, 1976 (“Brazilian Corporate Law”), in particular with regard to what is necessary to comply with the loyalty commitment of the senior managers with the Bank. Pursuant to article 155 of said Law, the senior manager shall serve his office with loyalty to the company, requiring that the company’s interest always prevail over the personal interests of those decision makers. Moreover, article 156 of the same Law sets forth that, on there being conflict of interest between the senior manager and the company in any corporate transaction, it is the senior manager’s responsibility to communicate such conflict to all remaining managers or to the Board of Directors, as the case may be, and declare to be impaired to intervene in the transaction and registering the nature and the extension of his interests in minutes of the Board of Director’s or Executive Committee’s meeting, as the case may be.

3. Definition of related parties

3.1. Subject to the provision in item 4 below, related parties are deemed to be individuals or legal entities with which the Bank or its controlled companies may contract under conditions without the independence that characterize transactions with parties foreign to the Bank.

3.2. According to the Technical Pronouncement, related-party transactions are defined as the transfer of resources, services or obligations between the Bank or its controlled companies and a related party, regardless of a consideration being charged.

3.3.  As referred to in the Technical Pronouncement, parties related to the Bank or its controlled companies, so individually considered, are:

(a)              an individual or a member closer to his/her family who:

(i)      has full or shared control over the Bank or the relevant controlled company;

(ii)     has significant influence on the Bank or the relevant controlled company;

(iii)    a key-member of management of the Bank or the relevant controlled company, of its controlled companies or its controlling company.

(b)              a legal entity which:

(i)    is a member of the same economic group, so there is a controlling company and an interconnected controlled company, as well as companies under common control;

(ii)    is associated or is under common control of the Bank or of the relevant controlled company, or any other company integrating the economic group of the Bank or of the relevant controlled company;

(iii)    is under common control of the shareholders of the Bank or of the relevant controlled company;

(iv)      is associated to a company under common control of the shareholders of the Bank or of the relevant controlled company;

(v)    is a post-employment benefit plan the beneficiaries of which are employees at both entities, the Bank or the relevant controlled company and the entity related to the Bank or the relevant controlled company;

(vi)     is fully controlled or is under joint control by an individual mentioned in item (a);

(vii)   is an individual identified in item (a) above with a significant influence on such legal entity or who is a key-person in the management of such legal entity or its controlling company.

3.3.1   For the purposes of the provisions in this item, according to guidelines in referred Technical Pronouncement, the following definitions shall be observed:

(i) Members close to a person’s family: are those family members who are expected to exercise influence or to be influenced by the person as regards such family member’s business with the entity and include: (a) the person’s children, spouse or personal relationship partner; (b) children of the person’s spouse or personal relationship partner; and (c) the person’s dependent, dependents of the person’s spouse or personal relationship partner.

(ii) Key-person in the management: are those people with authority and responsibility for, on a directly or indirectly basis, the planning, management and control of the legal entity’s activities, including any senior manager at such legal entity.

(iii)   Significant influence: is the power to take part in the financial and operational policy decisions of an investee, but with no individual or joint control over such policies.

4. Definition of related parties in credit transactions

4.1. Related parties. Specifically for the purposes of credit transactions (as defined in item 4.3 below), the following are deemed to be related parties of the Santander Financial Institutions, in relation to each of them, individually considered:

(i)           controlling shareholders, whether natural persons or legal entities, pursuant to article 116 of the Brazilian Corporate Law;

(ii)          officers and members of management bodies;

(iii)      in relation to the persons referred to in items (i) and (ii), their spouses, life partners and family members up to second degree;

(iv)       natural persons with equity interest identified in its capital;

(v)         legal entities with equity interest identified in its capital;

(vi)       legal entities in whose capital a Santander Financial Institution holds, directly or indirectly, identified equity interest;

(vii)    legal entities in which a Santander Financial Institution holds actual or operational control or preponderance in resolutions, regardless of the equity interest held; and

(viii)  legal entities that have an officer or member of the board of directors in common with a Santander Financial Institution.

4.2. Qualified equity interest. Qualified is a direct or indirect interest held by natural persons or legal entities equivalent to fifteen percent (15%) or more of the respective capital shares or quotas.

4.3. Credit transactions. The following are considered credit transactions:

(i)      loans and financing;

(ii)   advances

(iii) financial lease transactions;

(iv)  provision of suretyship (aval), guarantee (fiança), co-obligation or other type of personal guarantee for fulfillment of third parties’ obligations;

(v)    offer of credit limits and other credit commitments;

(vi)  credits contracted with funds to be released;

(vii)  interfinancial deposits regulated under article 4, XXXII of Law 4595 of 1964; and

(viii)  deposits and investments abroad pursuant to current regulation, in financial or institutions or entities equivalent to financial institutions.

4.3.1. Any transaction that characterizes an indirect or simulated business or that made by means of interposition of a third party for the purposes of a transaction set forth in item 4.3 above, is also considered a transaction with a related party.

5. Rules for entering into related-party transactions

5.1. The Bank and its controlled companies may transact with related parties, subject to the following:

(i) the same contracting rules and criteria applied when selecting service providers are observed;

(ii)   the transactions are contracted at arms’ length, i.e., at a price, terms and conditions prevailing in the market at the time of their approval, always in compliance with legal and ethical rules, subject to the limitations determined by applicable laws and regulations, including, but not limited to, the limitations set forth in item 7 of this Policy in case of credit transactions carried out by any Santander Financial Transaction with related parties.

(iii) the transactions must always formalized in writing, specifying their main terms and conditions;

(iv) the transactions must be disclosed clearly and accurately in the financial statements of the Bank and of its controlled companies, according to applicable accounting standards; and

(v) the rules and procedures set forth in this Policy and in the other internal policies of the Bank and its controlled companies must be duly observed.

5.2.      All transactions or sets of correlated transactions with related parties involving a disbursement by the Bank of an amount equal to or exceeding one percent (1%) of the Bank’s net worth as posted in the last balance sheet approved by the shareholder’s Ordinary General Meeting, individually or cumulatively in a consecutive 12 (twelve)-month period, will comply with the following requirements and procedures for their formalization:

(i)   the transaction must be previously approved by the Board of Directors of the Bank, with favorable vote of the absolute majority of its members, excluding directors possibly involved in the transaction, and with observance of items 6 and 5.8 of this Policy; and

(ii) if the absolute majority of members of the Bank’s Board of Directors is prevented from voting a particular related-party transaction, this related- party transaction may be executed solely upon approval of the majority of the Board of Directors members not involved in the transaction at issue.

5.3.   Additionally, the Bank should adopt, in the form and by the deadlines set by law, the procedures to communicate to the regulatory authority the transactions that meet the following criteria, carried out between the Bank (or its controlled companies) and related parties:

(i) the transaction or set of correlated transactions, whose total value exceeds the lesser of:

a) R$ 50,000,000.00 (fifty million reais); or

b) 1% (one percent) of the total assets of the Bank, calculated based on the latest consolidated financial statements published by the Bank; and

(ii) at the discretion of the administration, the transaction or set of correlated transactions whose total value not exceeds the parameters provided in item (i) above, in order:

a) the characteristics of the transaction;

b) the nature of the related party - Bank relationship; and

c) the nature and extension of the interest of the related party in the operation.

5.3.1.   The related party transactions set forth in item 5.3 shall be communicated to the CVM, through an electronic system available on the CVM's website at Internet, in up to seven (7) working days of its occurrence, as provided for in applicable regulation, except as indicated below:

(i)   transactions between the Bank and its controlled, direct and indirect, except in cases where there is holding in the capital of controlled by the direct or indirect controllers of the Bank, its directors or persons related thereto;

(ii)   transactions between subsidiaries, direct and indirect, of the Bank, except in cases where there is holding in the capital of controlled by the direct or indirect controllers of the Bank, its directors or persons related thereto; and

(iii)  remuneration of directors.

5.4.   "Related transactions" mean the set of similar transactions that have logical relationship to each other by virtue of their object or their parties, such as:

(i) subsequent transactions arising from a first transaction previously carried out, as long as the first transaction had established its main conditions, including the amounts involved;and

(ii) continued duration transactions involving periodic installments, as long as the amounts involved are already known.

5.5.   Should the Bank or any of its controlled companies execute (a) a transaction with a Board of Directors member or an Officer appointed pursuant to the By- laws; or (b) a transaction with a company of which the persons mentioned in item

(a)   are partners or shareholders with equity interest exceeding 15%, the following rules shall apply:

(i) if the transaction does not refer to an ordinary transaction or a case of rendering services, the transaction must be supported by an evaluation report issued by a first-tier company not involved in the transaction, evidencing that such transaction will be carried out at arms’ length; and in case of credit transactions by and between any of the Santander Financial Institutions and a related party, the provisions in item 7.1.1. below must be observed; and

(ii) the transaction must be carried out by the usually competent channels in the structure of the Bank and/or of the controlled companies, as the case may be.

5.6. Notwithstanding the provisions of items 5.2 and 5.5 above, the Board of Directors of the Bank, according to the policies established by such body, may grant a previous authorization for the execution of certain ordinary related-party transactions without the observance of the procedures stipulated therein, observing the provisions of applicable law.

5.7.    The transactions with related parties will be subject to review and analysis carried out by in-house and independent auditors during the normal course of their being carried out with the Bank. The auditing procedures shall report to the Auditing Committee, at least on a six-month basis, the results of the work performed, including the approved transactions dealt with in this policy.

5.8.    The administrators of the Bank or of its controlled companies, as the case may be, shall submit the related party transactions referred to in items 5.2 and 5.3 above the Auditing Committee’s evaluation, which shall analyze them in compliance with the provisions in this policy and pursuant to the legislation in force, and send recommendation to the Board of Directors on the transaction covered.

5.9.     Service agreements between the Bank (or its controlling entities) and its controlling shareholding or the Bank’s related parties should not be based on income/revenue, since a portion of the compensation of the controlling company or of the related party will not depend on the Bank’s operating performance.

6.    Procedures to be observed by administrators involved in related- party transactions or other potential conflicts of interest

6.1.   A conflict of interest arises when a person is involved in a decision-making process where he/she has the power to influence the final result, assuring an undue advantage to him/her, a family member or third party, or which may interfere on his/her capacity of impartial judgment.

6.2. The Bank’s or its controlled companies’ administrators, having identified a matter of such nature, should immediately express their conflict of interests. Moreover, they must refrain from discussing and voting the matter.

6.3. If requested by the Chairman of the Board of Directors or the Chief Executive Officer of the Bank, as the case may be, the administrators with interest in the transaction at issue will participate only in part of the discussion, so as to explain their involvement in the transaction. In this case, they should be absent from the final part of the discussion, including the process of voting the matter.

6.4.    Should a Board of Directors’ member or a bylaws-appointed Officer of the Bank or of its controlled entities obtain a potential private gain arising out of  some decision and does not express his/her conflict of interests, any other member of the body to which he/she belongs and who is aware of the situation must do so.

6.5.   In this case, the administrator’s voluntary silence is deemed to be a violation of the Bank’s policies towards conflict of interests, and the case will be taken to the Board of Directors of the Bank or of the controlled company, a the case may be, for evaluation of a possible corrective action.

6.6. The conflict of interests and the subsequent abstention in the voting process must be mentioned in the minutes of the meeting.

6.7. At the time of their taking office, the Bank’s or controlled entities’ administrators must sign a document stating that they have received, read and committed to abide by the Policy for Related Party Transactions.

6.8. The Bank’s Board of Directors shall pronounce on any unclear matters possibly raised by the Auditing Committee related to fitting a given transaction to this Policy.

7. Specific rules and procedures for credit transactions with related parties

7.1. If a Santander Financial Institution enters into a credit transaction with a related party (as defined in item 4.1 above), in addition to the provision in items 5 and 6 above, the following rules will apply:

(i)      except for the cases set forth in specific law or regulation, credit transactions may only be carried out at market conditions, including with respect to limits, interest rates, grace periods, deadlines, guarantees required and risk rating criteria for purposes of recognition of a provision for doubtful accounts and write-off of losses; and

(ii)       credit transactions are subject to the limits in item 7.2 below.

7.1.1. Credit transactions at market conditions carried out by one of the Santander Financial Institutions will be those that meet all the requirements below:

(i)  observe the same parameters adopted by the Santander Financial Institution for credit transactions of the same type for borrowers with the same profile and risk rating;

(ii) do not grant any benefit that is additional or different from the benefits granted to the other Santander Financial Institution’s customers with the same profile;

(iii) observe the best interest of the Santander Financial Institution involved in the business, and whose opportunity cost is aligned with the interests of that institution; and

(iv)   observe at least the same internal risk assessment and audit procedures applicable to borrowers with the same profile and risk rating, and, as the case may be, observe the specific approval sequence set forth in this Policy.

7.2. The total balance of the credit transactions directly or indirectly carried out by a Santander Financial Institution and one of the related parties outlined in item 4 above must not exceed ten percent (10%) of the net equity of the relevant institution, adjusted by the accumulated income and expenses, less the amount of the equity held in institutions authorized to operate by the Central Bank of Brazil and in financial institutions abroad, subject to the following individual caps:

(i) one percent (1%) in case of a transaction with a natural person; and

(ii) five percent (5%) in case of a transaction with a legal entity.

7.2.1. The limits set forth in item 7.2 must be calculated on the credit transaction date, based on the accounting document relating to the last but one month in relation to the reference base date.

7.2.2. The calculation of the limits referred to in this clause 7.2 must also include the related party credit transactions that had been:

(i) assigned to third parties with substantial retention of risks, benefits or control; and

(ii) acquired from third parties, regardless of retention or transfer of risks and benefits, or control by the assignor.

7.3. The provision in item 7.2 above do not apply to:

(i)  credit transactions where a counterparty is a financial institution, a payment institution or other entities authorized to operate by the Central Bank of Brazil;

(ii) obligations assumed between related parties in view of liability imposed on clearing members and other participants in clearing houses or clearing and settlement service providers authorized by the Central Bank of Brazil or by CVM and its respective counterparties in transactions performed within the scope of those clearing houses or clearing service providers;

(iii) deposits and investments abroad, under current legislation, in financial institutions or entities equivalent to financial institutions; and

(iv)  credit transactions with legal entities that have a common officer or director, if all of the following requirements are fulfilled: (a) the officers or directors in common with the institution granting the credit must be considered independent persons in both counterparts; (b) the institution granting the credit must be set up as a publicly-held stock company; and (c) the institution granting the credit must be required to place an audit committee pursuant to the National Monetary Council Resolution No. 3198, of May 27, 2004.

7.3.1. For purposes of this Policy, an independent officer or director must fulfill at least the following conditions in both counterparts:

(i) not hold qualified interest or be a controlling shareholder, member of the control group, or of another group with qualified interest, nor be a spouse, life partner or family member up to the second degree of such persons;

(ii) not be bound by a shareholder agreement; and

(iii) not be or has not been in the past three years: (a) an officer or member of management bodies, including, in their affiliate companies; (b) an employee, including of its affiliate companies; (c) spouse, life partner and family member up to second degree of the persons referred to in items “a” and “b”; and (d) beneficiary of remuneration other than that relating to the activity as independent director or to equity interest.

8. Records

8.1. The Bank and its controlled companies must have updated records of identification of all related parties and keep them for at least five years after the date each such party ceases to be considered a related party.

9. Inspection and penalties in case of breach

9.1. Any breach of this Policy shall subject the breaching party to the disciplinary sanctions set forth in the Bank’s internal rules, in addition to the other civil, criminal, and financial penalties established in the regulations in force.

9.2. The Bank’s Audit Committee will investigate any cases of breach of this Policy and report to the Board of Directors, which will be responsible for taking applicable measures.

10. Periodic review of the Policy

10.1. The Board of Directors will review this Policy from time to time to assure the ongoing evolution of the practices.

* * *  *

Policy for Related-Party Transactions approved in the Board of Directors meeting held on September 22, 2010 and reviewed by the Board of Directors on March 27, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 1, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer